Mail Stop 3561

December 9, 2008

Theodore H. Bunting, Jr
Senior Vice President and Chief Accounting Officer
Entergy Gulf States Louisiana, L.L.C.
c/o Entergy Services, Inc.
P.O. Box 61000
New Orleans, Louisiana 70161

> **Re:** **Entergy Gulf States Louisiana, L.L.C.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 17, 2008**
> **File No. 333-153623**

Dear Mr. Bunting:

     We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Material United States Federal Income Tax Consequences, page 35</u>

1. We note your response to comment seven of our letter dated October 20, 2008. In revised Exhibit 5.02, counsel states "[s]ubject to the qualifications and assumptions stated in the Registration Statement and the limitations and qualifications set forth hereinafter, the statements of law and legal conclusions contained in the discussion in the Registration Statement under the caption 'Material United States Federal Income Tax Consequences' represent our opinion." However, on page 35 of the registration statement, you state that counsel "is of the opinion that, subject to the qualifications and limitations set forth herein, the statements of law and legal conclusions contained in this

discussion under the heading 'Material United States Federal Income Tax Consequences' constitute an accurate description of the material U.S. federal income tax consequences." As requested in our original comment, the latter statement from the registration statement should be replaced by the former statement from Exhibit 5.02.

As appropriate, please amend your registration statement in response to this comment. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

Please contact Ronald E. Alper, Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John T. Hood, Esq.
    Via facsimile (212) 309-6001